Contact

chris.bobo@icloud.com

www.linkedin.com/in/
christopherbobo (LinkedIn)

Top Skills

Executive Management

Customer Experience

Sales Growth

Certifications

Faith Driven Entrepreneur
Foundation Group

Christopher Bobo

Business Executive - Entrepreneur and Founder: An Enthusiastic
Leader & Strategist, Passionate About Empowering Others,
Develops and Executes High-Value Sales Strategies, and
Accelerates Growth & Market Share.
Los Angeles, California, United States

Summary

One of the keys to success throughout my career has been building
strong, mutually beneficial relationships. I welcome the opportunity to
share advice & guidance with others in the LinkedIn community.

- Facilitating positive change & exceeding business goals.
- Providing guidance and direction to sales managers, account
executives, and other sales stakeholders, optimizing team
performance and driving consistent results.
- Nurturing a collaborative environment where shared purpose and
aligned goals inspire sales teams to deliver successful outcomes,
fostering a culture of teamwork and accountability.
- Leveraging data insights and market trends to inform sales
strategies, enabling organizations to make informed decisions and
adapt to evolving customer needs.
- Mentoring and coaching sales professionals, equipping them with
the skills and knowledge needed to excel in their roles and reach
their full potential.
- Building strong customer relationships and delivering exceptional
customer experiences, fostering loyalty and driving customer
retention and satisfaction.

It's always helpful to interact with other open-minded professionals
both in and outside personal areas of industry expertise.

Please reach out via LinkedIn or at christopherbobo10@gmail.com
should you also see a benefit in professional networking and
exchange.

Experience

PloomSocial

Co-Founder & Chief Operating & Revenue Officer
January 2022 - Present (2 years 8 months)
Irvine, California, United States

As the COO and CRO of Ploom Media Fundraising, an emerging FinTech platform, I am responsible for overseeing a broad range of critical functions that guide the company's workflow, strategy, and organization. From conceptualization to launch, I played a pivotal role in leading the development process, identifying and hiring top-tier development resources, conducting comprehensive design and product planning, and managing key development milestones.

In addition to my development responsibilities, I developed a three-way monetization model for our platform that includes crowdfunding transactional, advertising, and digital wallet payment processing, ensuring that Ploom Media remains at the forefront of the industry. I also developed and integrated critical customer policies and procedures, including anti-money laundering (AML), fraud, OFAC, and know your customer (KYC) policies, to ensure regulatory compliance.

As a key member of the executive team, I played an integral role in securing pre-seed investments and finalizing our seed and series A investor strategy for 2023-2025. I manage all vendors in support of marketing, contract management, investor packages, content moderation, and real estate. My team and I are also responsible for managing revenue projections, expenses (P&L), and the CAP table to ensure the financial health of the company.

Overall, my extensive experience and skillset have allowed me to effectively lead the development and implementation of Ploom Media's mission to transform charitable fundraising by providing a unique and innovative social fundraising platform.

Stonhard
General Manager of Sales
2014 - 2022 (8 years)

Transform and revitalize culture for a sales team selling industrial and commercial floor, wall, and lining solutions and installation to 20 industries, including healthcare, education, hospitality, and manufacturing. Manage team of 4 leaders, 3 direct reports, 26 sellers, and 5 operational team members covering the South-Central U.S. Oversee matrixed team of 20 construction management and installation crews. Optimize annual budget of $46.5M.

Engage senior executives in establishing annual, quarterly, and monthly sales objectives, programs, and policies.

Officemax Impress Print & Document Services
Region Sales Manager, Southwest
2011 - 2014 (3 years)

Infused sales culture into managed print services (MPS) business in Southern California, Arizona, Nevada, and New Mexico territories. Managed performance and informed strategies of 8 direct reports serving direct-to-sales and direct sellers markets. Developed and implemented monthly, quarterly, and annual sales programs, plans, and policies for all strategic account managers. Optimized sales budgets for national and regional accounts.

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